PACER HEALTH CORPORATION
7759 NW 146 Street, Miami Lakes, FL 33016

June 25, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Registration Statement on Form SB-2 (File No. 333-133918) of Pacer Health Corporation

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-133918 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2006. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Chi at (305) 828-7660. Thank you for your assistance.

John Chi Name: J. Antony Chi Title: Chief Financial Officer